Heath D. Linsky

404-504-7744

lbp@mmmlaw.com

www.mmmlaw.com

December 8, 2010

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20002

Re:	Carter Validus Mission Critical REIT, Inc. Request for Acceleration File No. 333-165643

Ladies and Gentlemen:

On behalf of Carter Validus Mission Critical REIT, Inc. (the “Company”), enclosed for filing is the Company’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form S-11 (File No. 333-165643) under the Act to immediate effectiveness on December 10, 2010 at 5:00 p.m. Eastern Standard Time or as soon thereafter as is practicable.

If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7691.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky

Heath D. Linsky

cc:	John E. Carter Todd M. Sakow

Carter Validus Mission Critical REIT, Inc.

4211 West Boy Scout Blvd. Suite 500

Tampa, Florida 33607

December 8, 2010

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20002

Re:	Carter Validus Mission Critical REIT, Inc.

Request for Acceleration

File No. 333-165643

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Carter Validus Mission Critical REIT, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-165643) (the “Registration Statement”) to immediate effectiveness on December 10, 2010 at 5:00 p.m. Eastern Standard Time or as soon thereafter as is practicable.

The Company acknowledges that, should the Commission or the staff, acting through delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting through delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (813) 287-0101.

Sincerely,

Carter Validus Mission Critical REIT, Inc.

/s/ Todd M. Sakow

Todd M. Sakow

cc:	John E. Carter

Heath D. Linsky, Esq.